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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           VIDEOLAN TECHNOLOGIES, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   92691910A
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                                 (CUSIP Number)


                            A.R.W. Knipping, Director
                              Legong Investments NV
                                   c/o AMICORP
                               Caracasbaawieg 199
                          Curacao, Netherland Antilles
                               (011) 59-99-4343500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 5, 1997
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             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP NO. 92691910A
         ------------------

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of
Above Person   LEGONG INVESTMENTS NV                             .
            -----------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)                        (b)                       .
                      -----------------------    ----------------------

3.       SEC Use Only                                                .
                      ------------------------------------------------

4.       Source of Funds             WC                              .
                         --------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(E)                                   .
                              -----------------------------------

6.       Citizenship or Place of Organization   NETHERLAND ANTILLES  .
                                             ------------------------

Number of                    7.  Sole Voting Power       10,133,333       .
Shares                                             -----------------------
Beneficially                 8.  Shared Voting Power          -0-         .
Owned by Each                                        ---------------------
Reporting                    9.  Sole Dispositive Power   10,133,333      .
Person With                                             ------------------
                             10.  Shared Dispositive Power    -0-         .
                                                          ----------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
        10,133,333                                                            .
------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares                                                                        .
      ------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)    24.9% .
                                                            ---------

14.      Type of Reporting Person               CO                            .
                                  --------------------------------------------






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         This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Legong Investments NV (the "Reporting Person").

ITEM 1.           SECURITY AND ISSUER.

         This Statement relates to the common stock (the "Common Stock"), of Videolan Technologies, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 11403 Bluegrass Parkway, Suite 400, Louisville, Kentucky 40291.

ITEM 2.           IDENTITY AND BACKGROUND.

         The Reporting Person is a Netherland Antilles corporation. The principal business of the Reporting Person is to act as an offshore capital appreciation fund. The address of its principal business and its principal office is c/o AMICORP, Caracasbaawieg 199, Curacao, Netherland Antilles.

         (a)      A.R.W. Knipping.

         (b)      c/o AMICORP, Caracasbaawieg 199, Curacao, Netherland
Antilles.

         (c) A.R.W. Knipping is the Director of the Reporting Person as well as a fund administrator for various other investment funds.

         (d) Neither the Reporting Person nor A.R.W. Knipping has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, neither the Reporting Person nor A.R.W. Knipping has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      A.R.W. Knipping is a Dutch citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the beneficial ownership of the Reporting Person of 10,133,333 shares of Common Stock. The Reporting Person acquired the Common Stock by converting $300,000 principal amount of the Issuer's Series 1996A Convertible Preferred Stock (the "Preferred Stock"). For additional information see Item 5.




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ITEM 4.           PURPOSE OF TRANSACTION.

         This Statement reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer's outstanding Common Stock. The purpose of the Reporting Person's acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person intends to review its investment in the Common Stock on a regular basis and, depending upon changes in its analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of its investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by it either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as it deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what it considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person owned $300,000 principal amount Preferred Stock, plus accrued dividends. On October 17, 1997, the Reporting Person converted $50,000 of Preferred Stock into 280,856 shares of Common Stock based on a price of approximately 17.8 cents per share of Common Stock. The Reporting Person sold 150,000 shares of Common Stock on November 4, 1997. On November 5, 1997, the Reporting Person converted the remaining $250,000 of Preferred Stock into 12,133,333 shares of Common Stock based on a price of approximately 20.6 cents per share of Common Stock and sold 100,000 shares for approximately 24 cents per share. The Reporting Person subsequently made the following sales of Common Stock: 100,000 shares on November 11, 1997; 350,000 shares on November 12, 1997; 800,000 shares on November 13, 1997; and 780,856 shares on November 14, 1997. As a result of such conversions and sales, on November 17, 1997, the Reporting Person owned 10,133,333 shares of Common Stock, which constituted approximately 24.9 percent of the 40,746,496 shares of Common Stock outstanding on November 17, 1997, as advised by the transfer agent for the Common Stock.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by it.

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         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days other than the acquisitions of Common Stock pursuant to the conversion of Preferred Stock reported in Item 5. All of such transactions were open market sales effected through brokers.

                                                        APPROXIMATE PRICE
                                 NUMBER OF                   PER SHARE
           DATE                SHARES SOLD           (INCLUDING COMMISSIONS)
           ----                -----------           -----------------------

         11/04/97                100,000                       $.25
         11/04/97                 50,000                       $.22
         11/05/97                100,000                       $.24
         11/11/97                100,000                       $.13
         11/12/97                350,000                       $.08
         11/13/97                700,000                       $.07
         11/13/97                100,000                       $.13
         11/14/97                780,856                       $.06

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 1997                     LEGONG INVESTMENTS NV




                                      By: /s/ A.R.W. KNIPPING
                                          -----------------------------------
                                          A.R.W. Knipping, Director









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